SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 February 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1
Directorate Change

Exhibit No: 99.1

17 February 2015

InterContinental Hotels Group PLC
Board Appointment

InterContinental Hotels Group PLC ("IHG") today announces that Ms Anne Busquet is to be appointed as an independent Non-Executive Director of IHG. She will join the IHG Board with effect from 1 March 2015.

Anne is President of independent consulting firm AMB Advisors, where she advises companies on strategy, marketing and operations. She is also Managing Director at Golden Seeds LLC, an angel investment company focused on funding high-potential, female-led businesses.

Anne currently serves on the boards of a global eCommerce solutions company, Pitney Bowes; healthcare IT solution provider MTBC; and molecular diagnostics firm Provista Diagnostics, Inc. She is also on the advisory boards of JEGI, a leading independent investment bank covering the global media, information, marketing and technology sectors; and SheSpeaks, an online outlet which inspires women to discover, influence and share new products. Anne began her career at Hilton International in Paris, before joining the American Express Company in New York, US, spending 23 years there in several executive positions. She then became Chief Executive Officer of Local and Media Services, at internet commerce conglomerate at InterActiveCorp (IAC).

Commenting on her appointment, Patrick Cescau, IHG's Non-Executive Chairman, said: "We are delighted to welcome Anne to the IHG Board. She combines a strong background in hospitality, finance and marketing, with a wealth of knowledge in consumer-facing, branded companies, with technology and digital-commerce at their core. This impressive breadth of experience will make Anne a great addition to the Board."

Anne will also serve on the Nomination, Audit and Corporate Responsibility Committees of the IHG Board.

Notes

In accordance with paragraph 9.6.13R(1) of the Listing Rules, Anne Busquet has advised that she is presently a Director of Pitney Bowes and MTBC, and in the last five years has served as a Director of Blyth Inc. and Meetic.
No information is required to be disclosed pursuant to LR 9.6.13R (2)-(6) in respect of this appointment.

For further information

Investor Relations (David Kellett, Emma Parker, Matt Woollard):	+44 (0)1895 512176	+44 (0)7808 098724

Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. In January 2015, IHG acquired Kimpton Hotels & Restaurants, the world's leading boutique hotel business.
IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 84 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.
IHG franchises, leases, manages or owns over 4,800 hotels and more than 710,000 guest rooms in nearly 100 countries, with over 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.
In January 2015 we completed the acquisition of Kimpton Hotels & Restaurants, adding 62 hotels (11,300 rooms) to our system size and 16 hotels to our development pipeline.
InterContinental Hotels Group PLCis the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	17 February 2015